UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,550,043
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,550,043
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,993,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,450,444
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,450,444
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,893,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 399473206

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Pale Fire Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,443,352 Shares owned directly by Pale Fire Capital is approximately $30,233,417, excluding brokerage commissions.

The Shares purchased by Messrs. Senkypl and Barta were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,550,043 Shares owned directly by Mr. Senkypl is approximately $33,408,331, excluding brokerage commissions. The aggregate purchase price of the 1,450,444 Shares owned directly by Mr. Barta is approximately $31,493,713, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,914,235 Shares outstanding as of April 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2022.

As of the date hereof, Pale Fire Capital directly beneficially owned 1,443,352 Shares, constituting approximately 4.8% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 1,550,043 Shares, constituting approximately 5.2% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 1,443,352 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 2,993,395 Shares, constituting approximately 10.0% of the Shares outstanding.

As of the date hereof, Mr. Barta directly beneficially owned 1,450,444 Shares, constituting approximately 4.8% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 1,443,352 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 2,893,796 Shares, constituting approximately 9.7% of the Shares outstanding.

An aggregate of 4,443,839 Shares, constituting approximately 14.9% of the Shares outstanding, are reported in this Amendment No. 6 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,443,839 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

5

CUSIP No. 399473206

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

6

CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022	Pale Fire Capital SE

	By:	/s/ Dusan Senkypl
		Name:	Dusan Senkypl
		Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

7

CUSIP No. 399473206

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SE

Purchase of Common Stock	69,051	19.5930	04/25/2022
Purchase of Common Stock	66,864	19.5180	04/26/2022
Purchase of Common Stock	198,930	19.5220	04/27/2022